EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	05/01/12
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm	
	Form 8-K, CHCO 2012 RBC Boston Conference Presentation	
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	CHCO Logo	
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	Exhibit 99.1, CHCO 2012 RBC Boston slide presentation	
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8-K	submissionpdf.pdf
	Printable copy, Form 8-K, CHCO 2012 RBC Boston Conference & Slides

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
May 1, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On May 1, 2012, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") will deliver presentations regarding the Company's financial performance to analysts and investors at the 2012 RBC Capital Markets Financial Institutions Conference held in Boston, MA.

Copies of the slides used in the presentations will be available on the Company's web site at www.bankatcity.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>May 1, 2012</u>   **City Holding Company**

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer

-2-



RBC Conference
Boston

May 1, 2012

Forward looking statements

This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.



- Total Assets $2.8 bil
- Branches   68
- FTE   797
- Market Cap $484 mil
- Institutional Ownership   63%
- Average Daily Volume $1.6 mil

Date: April 20, 2012

City *Holding Company*

Value in the banking sector?
Checklist for success in current environment:

- Capital
  - Strongly capitalized
- Markets
  - Solid distribution network
  - Stable geographic markets
  - Disciplined competition
- Performance
  - Strong net interest margin
  - Strong NIM management
  - Strong fee income
  - Ability to control expenses

- Growth
  - Liquidity to grow
  - Ability to grow share in market
  - Opportunity to grow into new markets
- Management

City *Holding Company*

City Holding Company

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

City *Holding Company*

Key markets



The key to City's success: an enviable deposit franchise

- Branches   68
- Average Deposits per Branch $33.8 MM
- Average Households per Branch   2,300
- Average Deposit Share   12.3%
- Average Household Share   27%

City Holding Company

City's deposit franchise:

($000's omitted)	Deposits	Share	Branches	Share
Charleston MSA	$604,632	11%	16	16%
Huntington/Ashland MSA	$366,211	9%	13	12%
Beckley MSA	$339,773	29%	7	25%
Greenbrier County, WV (Lewisburg)	$173,490	25%	6	33%
Eastern Panhandle Counties	$183,704	9%	7	13%
Mason County, WV	$83,945	26%	3	33%
Braxton County, WV	$65,078	33%	3	38%
Paintsville, KY	$95,913	24%	2	22%

Data: June 30, 2011

City Holding Company

Low cost and stable funding:



Data: March 31, 2012

City Holding Company



Solid core deposits drive strong net interest margin:

March 2008 thru June 2011: NIM supported by Interest Rate Floors

3.98%

5.00
4.50
4.00
3.50
3.00
2.50

2004 2005 2006 2007 2008 2009 2010 2011 Mar-12

$1 to $5B Peer — CHCO

Peer Data as of December 31, 2011

City *Holding Company*

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+15.3%
+300 Bp	+9.9%
+200 Bp	5.2%
+100 Bp	0.6%

Data: December 31, 2011

City *Holding Company*

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



■ Non Interest Income
■ Net Interest Income

*As of December 31, 2011. Non-interest income excludes investment gains/(losses)

Peer Group



■ Non Interest Income
■ Net Interest Income

Sample of 282 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2011, excluding investment gains/(losses)

City Holding Company

Non-interest income is branch driven:

	2006	2007	2008	2009	2010	2011
Electronic Fee Income	$7.3	$7.9	$8.6	$9.0	$9.9	$11.2
All Other Service Fee Income	$35.3	$36.5	$37.4	$36.0	$30.1	$27.0
Insurance	2.3	4.1	4.2	5.6	5.5	5.9
Investment Management	2.1	2.0	2.2	2.3	2.8	3.1
BOLI	2.4	2.5	2.9	3.3	3.4	3.2

City Holding Company

City's deposit franchise:

Decreases in branch service charges reflect :
- May 2010 - Real-time Processing
- Aug 2010 - Reg E - Opt in for Electronic Transactions
- Nov 2011 - Ceased processing checks in high to low $ order

All Other Service Fee Income	2009	2010	2011	2012
Fiscal Year	$36.0	$30.1	$27.0	
1st Quarter	8.3	7.9	6.4	6.0
2nd Quarter	9.0	8.0	7.1	
3rd Quarter	9.4	7.2	7.0	
4th Quarter	9.3	7.0	6.5	

City Holding Company

Service Charge competitive landscape:







	Actions
BB&T	$10 monthly svc charge
Chase	$12 monthly svc charge
United	Still offers free checking
Huntington	Still offers free checking
Fifth Third	$15 monthly svc charge
FCBC	Still offers free checking




NSF Fee Comparison With Competitors:

	Overdraft Fee	Daily Overdraft Fee
CHCO	$36	None
BBT	$35	$33 every 7 days
JPM	$34	$15 daily after 5 days
UBSI	$36	$5 daily after 5 days
HBAN	1st-$23; $37.50	$7 daily after 5 days
PNC	1st-$25; $36	$7 daily after 5 days
FITB	1st-$25; 2nd-4th -$33;>4-$37	$8 daily after 3 days

CHCO waives 1st two overdrafts and does not charge a daily overdraft fee.

Asset quality:
A function of culture and market

- City's loans are 60% retail/40% commercial
- City's market area tends to be more stable
- Real estate prices in City's market area have been relatively stable
- City's past-due loan trends are stable
- City's non-performing asset levels are stronger than peers
- City has been aggressive about charging down non-performing loans

Loan Portfolio weighted toward Retail
But - CHCO's markets have been more stable

City Holding Company



48% — Residential Real Estate
43% — Commercial
7% — HELOC's
2% — Consumer/Other

- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

As of March 31, 2012

Peer Group



24% — Residential Real Estate
63% — Commercial
8% — HELOC's
6% — Consumer/Other

- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

Sample of 282 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2011

City *Holding Company*



Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of December 31, 2011

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of December 31, 2011

Net charge-offs: 2011

Net C/O: $3.4 MM   (0.18% of Average Loans)
Provision $4.6 MM



Commercial Loans $0.5 MM

Overdraft DDA $0.5 MM

Real Estate Loans $2.4 MM



A High Performing Bank

for shareholders & employees:

City Ranked #3

of Top 150 US Banks in 2010 by *Bank Director*

What Does It Take

TO BE GREAT?

by JACK MILLIGAN

PROFITABILITY, CAPITAL AND ASSET QUALITY ARE THE MAIN INGREDIENTS IN A CAN'T-MISS RECIPE

BANK PERFORMANCE SCORECARD **TOP 150 BANKS**

Rank	Company Name	Ticker	State	Total Assets ($000)	Industry Type	Core ROAA (%)	ROA Rank	Core ROAE (%)	ROE Rank	Tang Common Equity/Tang Assets (%)	TCE Rank	NPAs/ Loans & OREO (%)	NPA Rank	NCOs/ Avg Loans (%)	NCOs Rank	Final Score
										Profitability / **Capital Adequacy** / **Asset Quality**						
1	State Bank Financial Corp.	STBZ	GA	2,828,579	Bank	1.66	4	15.07	10	12.42	10	1.20	17	0.15	5	35
2	First Financial Bankshares, Inc.	FFIN	TX	3,776,367	Bank	1.73	3	13.55	7	9.97	25	1.40	20	0.35	17	53.5
3	City Holding Company	CHCO	WV	2,637,295	Bank	1.59	6	13.38	9	10.01	22	1.07	13	0.41	21	54
4	First Republic Bank	FRC	CA	22,377,633	Bank	1.39	9	18.00	2	8.81	44	0.11	2	0.05	2	57
5	Republic Bancorp, Inc.	RBCAA	KY	3,622,703	Bank	1.85	2	17.97	3	10.00	23	3.08	57	0.83	55	64
6	BankUnited, Inc.	BKU	FL	10,869,560	Thrift	1.66	4	15.50	4	10.97	12	0.00	1	5.67	142	91.5
7	Commerce Bancshares, Inc.	CBSH	MO	18,502,339	Bank	1.22	17	11.26	17	10.27	20	1.66	25	0.96	61	97
8	Bank of the Ozarks, Inc.	OZRK	AR	3,273,659	Bank	1.36	10	13.75	6	9.57	31	2.96	53	0.81	53	100
9	Cullen/Frost Bankers, Inc.	CFR	TX	17,617,092	Bank	1.23	16	10.46	24	8.90	43	2.03	32	0.52	30	114
10	Brookline Bancorp, Inc.	BRKL	MA	2,720,542	Thrift	1.04	29	5.58	74	16.83	4	0.58	5	0.24	11	115

City Holding Company

CHCO *consistently* strong performance

	2008	2009	2010	2011	YTD 2012	2011 Regional Peer Median
Reported ROA	1.12%	1.63%	1.47%	1.51%	1.47%	1.07% - 91st %ile
ROATCE	11.4%	18.0%	15.1%	15.7%	15.2%	13.2% - 82nd %ile
Tangible Common Equity/TA	8.83%	9.78%	10.01%	9.37%	9.54%	9.11% - 55th %ile
NIM	4.64%	4.18%	4.06%	3.89%	3.98%	3.91% - 45th %ile
Efficiency Ratio	46.3%	50.0%	51.6%	53.8%	53.0%	58.4% - 86th %ile
Non-Int Rev/Total Rev*	35.9%	37.9%	36.3%	36.2%	35.9%	29.5% - 91st %ile

* Non-int rev excludes gain on Visa IPO; securities transactions

City *Holding Company*

Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

City *Holding Company*



North Carolina Loan Portfolio

In 2007, City hired a lender with significant experience in the Charleston WV MSA to call in both Charleston WV and in North Carolina. Over 54 months, City has developed a strong portfolio of commercial real-estate loans in North Carolina & Virginia from these efforts. A second lender has been hired, and office space secured for the Charlotte-based office going forward.

- Markets: Charlotte, Winston-Salem, Raleigh, & Norfolk, VA
- Projects: Apartments 25%, High Tech Office Bldgs 10%, GSA 30%, Grocery Stores 10%; Medical Office Bldgs 15%
- Loans Outstanding: $59.5 million
- Debt Service Coverage *   1.52x
- Loan to Value*   72%
- Weighted Average Rate   4.57%
- Average Loan Size $5.9 million

* Based on average of this portfolio

Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	68	$ 2.2 B	$33 million
BBT	36	$ 3.2 B	$90 million
JPM	24	$ 1.4 B	$60 million
UBSI	19	$ 1.1 B	$60 million
HBAN	15	$ 0.9 B	$59 million
WSBC	11	$0.3 B	$30 million
FITB	10	$ 0.3 B	$30 million

Includes branches within 5 miles of City branch
Source: SNL

City Holding Company

Growth:

Expanding retail distribution to capture additional retail households



Source: SNL

City Holding Company

City opened four Wal-Marts in key markets where it had significant share





Branch renovations/expansions to meet customer demand



City Holding Company

Eastern panhandle expansion exhibits strong demographics






New Locations

- Relocated North Lewisburg WV Office
- Mortgage Production Office in Morgantown WV





City *Holding Company*

De novo branch results



CityInsurance: Growing

Revenues

- 2006 $2.3 million
- 2007 $4.1 million
- 2008 $4.2 million
- 2009 $5.6 million
- 2010 $5.5 million
- 2011 $5.9 million

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty

Markets

Charleston (3 locations)

Huntington
Ripley
Beckley
Martinsburg
Ashland

Acquisitions

Dickens & Clark (Teays Valley)

Patton Insurance - Nitro
Millcreek Insurance - Ripley
Ashland Area Insurance

City Holding Company

Trust AUM: Strong growth
CAGR (Dec 31, 2004-Dec 31, 2011) of 9.4%



CHCO: Capital flexibility

- Tangible common equity at 3/31/12: 9.54%
- No TARP!!!!
- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - **Increased 3% in January 2012 to $1.40**
  - **Dividend yield of 4.0% (as of 3/9/12)**
  - **Dividend payout ratio 53% (Analyst est. EPS for 2012 of $2.64)**
- Share repurchases
  - **Purchased 88,000 shares during 1st quarter of 2012 (0.6%)**
  - Purchased 755,501 shares during 2011 (4.9%)
  - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

City Holding Company

Share Count:





Growth per share (12/31/04 - 12/31/11):

- Loans per share: 5.9% CAGR
- Deposits per share: 5.1% CAGR
- Non-interest inc per share: 2.3% CAGR
- Expenses per share: 4.0% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

City Holding Company

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking at FDIC and non-FDIC deals
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

City Holding Company

Acquisition territory:



City *Holding Company*

Virginia Savings Bank - a solid franchise:

- Assets of $130 million
- Loans of $88 million
- Deposits of $117 million
- Equity $11.7 million
- 5 branches in Northwestern Virginia
- Non-performing Loans of $1.0 million
- OREO of $1.1 million
- ALLL of $1.2 million

Virginia Savings Bank - pricing metrics:

- VSB Share Equivalents: 1,899,984
- Terms
  - $6.17 cash or
  - 0.2100 share of CHCO
- Valuation as of March 9, 2012:
  - Cash of $4.7 million
  - 240,000 shares ($34.61 on 3/9/12) valued at $8.3 million
  - Total value $13.0 million

City *Holding Company*

Virginia Savings Bank - YTD Income on stand-alone basis

	2011
Net Interest Income	$4,832,000
Less: Provision	($171,000)
Non-Interest Income	$1,093,000
Non-Interest Expense	($4,631,000)
Pre-tax Net Income	$1,122,000
Taxes	($410,000)
Net income	$711,000

City *Holding Company*

Virginia Savings Bank: Next Steps

- SEC Review and Clearance of S-4 Registration Statement - **Completed**
- Anticipate Shareholder Approval: May 10, 2012
- Regulatory Approvals expected May 2012
  - Federal Reserve
  - OCC
  - Virginia Bureau of Financial Institutions
- Subject to Satisfaction of Covenants, Representations & Warranties
- Anticipated Close: May 31, 2012

City Holding Company

An experienced management team

TITLE	EXPERIENCE	AGE	JOINED
CEO	PPLS; CHCO CFO; PHD	50	2001
EVP - Retail	PPLS	57	2001
EVP - Commercial	One Valley; BB&T, CPA	63	2004
CFO	Public Accounting, CPA	48	2005
CAO/CIO	City National Bank	49	1989
SVP - Branches	BB&T	44	2001
SVP - CCO	United Bankshares, CPA	39	1998
SVP - CRO	BB&T	56	2001
SVP Consumer	Bank One	46	2001
SVP Mortgage	United Bankshares	61	2004
SVP Trust	City National Bank	58	1985
SVP Insurance	Rogers; Principal	43	2007
Treasurer	City National Bank	46	1990

City *Holding Company*

Value in the banking sector?

Checklist for success in current environment:

Capital
- Strongly capitalized **-** *Top 10%*

Markets
- Solid distribution network - *Excellent*
- Stable geographic markets - *Yes; WV & E Kentucky*
- Disciplined competition - *Yes; see NIM*

Performance
- Strong net interest margin - *Yes*
- Strong NIM management - *See results (floors)*
- Dependence on Non-Interest Income - *Top decile*
- Ability to control expenses - *Top decile efficiency ratio*

Growth
- Liquidity to grow **-** *Extremely strong*
- Ability to grow share in market **-** *5-mile branch share 32%; deposit share 14%*
- Opportunity to grow into new markets - *Well positioned*
- Management - *Experienced team with great results*

City *Holding Company*

CHCO represents good value and stability

- **Pricing Metrics***:
- Price to Book: 155%
- Price to Tangible Book: 189%
- Price to 2012 Projected Earnings**   12.6x

- Dividend Yield   4.2%

- Div Payout Ratio (First Call)**   53%

- Tangible Capital/Tangible Assets   9.54%

- Institutional Ownership   63%

*   Based on Price of $33.35 (4/20/12)

** Based on analyst estimate of $2.64 (average of 8)

City *Holding Company*